June 17, 2016

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

VIA EDGAR AND HAND DELIVERY

Ms. Kathleen Collins, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail stop 4561

Washington, D.C. 20549

Re:	Yahoo! Inc.

Form 10-K for the Year Ended December 31, 2015

Filed February 29, 2016

File No. 000-28018

Dear Ms. Collins:

We received your letter dated May 12, 2016 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934. Our responses to your comments are set forth below. For the convenience of the Staff, the comments from the Letter are restated in italics prior to our responses. References to “we,” “our,” “Yahoo” and the “Company” refer to Yahoo! Inc. and its consolidated subsidiaries.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Costs and Expenses

Cost of Revenue – TAC, page 53

1.	You provide revenue information for Mavens and mobile. In light of your strategic goals that include growing these revenues, please tell us what consideration was given to disclosing the related TAC, if available, to provide greater transparency into the costs associated with these offerings. We refer you to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

We note the Staff’s comments and supplementally advise the Staff of the following:

With respect to revenue, we have data on overall revenue and data that breaks out different streams of revenue, including mobile and Mavens. With respect to affiliates, prior to January 31, 2016,

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

we captured data on overall revenue and TAC by affiliate but this data was not broken out by device type so we do not have specific TAC numbers for mobile or Mavens. Further, because TAC rates vary by affiliate and the proportion of traffic attributable to mobile and PC varies by affiliate, we respectfully advise the Staff that the Company has been unable to allocate TAC between different device types or revenue streams. However, we advise the Staff that substantially all of our affiliate agreements provided the same TAC rate to be paid for both mobile and PC traffic. Therefore, our TAC rates have been consistent across device types.

In February 2016, we began to capture data for our affiliates by device type related to mobile revenue but we do not yet capture affiliate data for the other components of Mavens. To date, management has not used TAC or the non-GAAP measure, revenue ex-TAC, related to Mavens and mobile revenue to evaluate and manage our mobile and Mavens business.

In future filings, we will disclose that the TAC rates we pay to affiliates for mobile and Mavens are substantially consistent with our TAC rates for our other revenue streams. Further, going forward, we will continue to monitor TAC rates for mobile and Mavens (if such information becomes available), and if the Company believes that the difference in TAC rates paid to affiliates for mobile and Mavens as compared to our other revenue streams is meaningful to investors, then we will disclose the nature of such difference and, to the extent such information is available to us, quantify the mobile or Mavens TAC costs or rates.

Critical Accounting Policies and Estimates

Goodwill, page 78

2.	Please tell us the amount of goodwill allocated to each of the Taiwan, Hong Kong and Australia & New Zealand reporting units at December 31, 2015 and the amount by which the fair value exceeded the carrying value for each as of your most recent evaluation. Also, tell us how the continued decline in revenue for your Asia Pacific segment impacted your determination as to whether these reporting units were at risk of goodwill impairment as of December 31, 2015.

We note the Staff’s comments and supplementally advise the Staff of the following:

[***]

We incorporated the negative revenue growth experienced in our Asia Pacific segment into the future revenue assumptions used in our estimates of fair value for each of these reporting units and used an income approach and a market approach to estimate the fair market value of each of the reporting units. For the income approach, we estimated declining future cash flows for each

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

reporting unit for 2016 with modest growth in the years following 2016. We further note that the 2015 results of these reporting units were negatively impacted by foreign currency changes in 2015 and we considered such impact in our forecasted cash flows.

For all three reporting units, we used a market approach to estimate the fair value of each reporting unit, and to the extent deemed appropriate for that reporting unit, we adjusted the comparable market multiples downward given the operating profile (i.e. revenue growth, operating margins, etc.) of the respective reporting unit as compared to the guideline companies from which the market multiples were derived.

3.	We note that for the Tumblr reporting unit, you evaluated goodwill for impairment using the market approach in fiscal 2014 and the income approach in fiscal 2015. Your disclosure in your Form 10-K filings for fiscal 2014 and fiscal 2015 indicate that the method used was deemed to be the most indicative of estimated fair value in an orderly transaction between market participants. Please describe for us the reasons for the change in methodology and when you determined the need for the change. Also, tell us whether the change in methodology impacted the impairment charge recorded for this reporting unit. In this regard, tell us whether you also performed a market approach assessment for your fiscal 2015 impairment testing as a comparison, and if so, tell us the results of the analysis.

We note the Staff’s comments and supplementally advise the Staff of the following:

We respectfully advise the Staff that given the changes in the revenue growth rate and outlook for Tumblr, using the same 2014 comparable companies in a market approach would have resulted in a fair value in excess of what we believed would have been indicative of the current performance and fair value of Tumblr when determined by the income approach.

We further advise the Staff that we considered both the market approach and the income approach. At the time of the 2015 impairment analysis, the two comparable companies we had identified and used for the market approach from the 2014 impairment test had become increasingly larger and more diversified than the Tumblr reporting unit. At the time of the 2015 impairment analysis, we were unable to identify any alternate companies that we believed could be used as comparable companies under the market approach. Consequently, we determined it was not appropriate to consider the impact of a market multiple-based estimate of fair value for purposes of the 2015 impairment analysis. Instead, we used the income approach because it reflected the future expected cash flows of the reporting unit using historical actuals with an appropriate level of growth, cost structure, and valuation assumptions.

4.

For each reporting unit with a goodwill balance at December 31, 2015, please provide us with quantified information regarding the key assumptions used in your October 31, 2015 impairment analysis. Also, tell us how your cash flow projection assumptions for each reporting unit compare to the historical results as well as the actual results, to date. To the extent that a reporting unit’s current results differ significantly from the assumptions used in your analysis, please confirm that in future filings you will discuss how the reporting units are performing and any changes in assumptions compared to what you expected as part of

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

your impairment analysis. We would expect disclosure to address how such trends could reasonably be expected to negatively affect the key assumptions and impact your fair value estimates. We refer you to Item 303(a)(3)(ii) of Regulation SK, Section V of SEC Release No. 33-8350 and FRR 501.14.

We note the Staff’s comments and supplementally advise the Staff of the following key assumptions used in our impairment analysis as of October 31, 2015:

[***]

The forecast and related assumptions used to prepare cash flow projections in connection with our impairment analysis as of October 31, 2015 were derived from the Board approved 2016 financial forecast. As part of management’s process for establishing the forecasts, we considered historical results in comparison to previous forecasts, known trends in the various regions and businesses, new advertising initiatives known in each region, existing and anticipated streamlining of our product portfolio, third-party market data, Yahoo market share for various advertising products, and cost assumptions including recent restructuring activities in the regions, as applicable.

In preparing the cash flow projections, we took into account our declining revenue in relation to previous forecasts as well as the impact to cash flows, resulting in lower indicated fair values for the Tumblr, Taiwan, Hong Kong, and Australia & New Zealand reporting units as compared to the prior year. [***].

Subsequent to December 31, 2015, the Company has continued to monitor the results of each of these reporting units. To the extent that a reporting unit’s actual results differ significantly from the assumptions used in the impairment analysis, we will discuss in future filings how the reporting units are performing, including any changes in assumptions compared to what we expected as part of the most recent impairment analysis. Such disclosure will address how such trends could reasonably be expected to negatively affect the key assumptions and impact our fair value estimates pursuant to Item 303(a)(3)(ii) of Regulation S-K, Section V of SEC Release No. 33-8350 and FRR 501.14.

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this Letter.

Respectfully submitted,

Yahoo! Inc.

/s/ KEN GOLDMAN
By:	Ken Goldman
Title:	Chief Financial Officer

cc:	Joyce Sweeney, Staff Accountant, U.S. Securities and Exchange Commission

Mitchell Austin, Staff Attorney, U.S. Securities and Exchange Commission

Barbara C. Jacobs, Assistant Director, U.S. Securities and Exchange Commission

Alexi Wellman, Vice President, Accounting and Reporting, Yahoo! Inc.

Ronald S. Bell, General Counsel and Secretary, Yahoo! Inc.

Stephanie I. Splane, Senior Vice President, Corporate Legal Affairs,

      Deputy General Counsel, Yahoo! Inc.

Robert Plesnarski, O’Melveny & Myers LLP